Exicure, Inc. 8045 Lamon Avenue, Suite 410 Skokie, IL 60077 (847) 673-1700

February 5, 2018
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Chris Edwards / Suzanne Hayes

Re:	Acceleration Request for Exicure, Inc.
Registration Statement on Form S-1 (File No. 333-221791)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Exicure, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-221791 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M., Washington, D.C. time, on February 6, 2018, or as soon thereafter as practicable.
We would appreciated if, as soon as the Registration Statement is declared effective, you would so inform Sam Zucker of Sidley Austin LLP at (650) 565-7111.

Very truly yours,

/s/ David S. Snyder

David S. Snyder
Chief Financial Officer